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                          Alternative Policy Loan Rider

This Rider is attached to and made part of the Policy. Except as stated in this Rider, it is subject to all the provisions of the Policy. The effective date of this Rider is the Date of Issue of the Policy.

                                   DEFINITIONS

Alternative Policy Loan Balance

The amount of any outstanding Alternative Policy Loan and any due and unpaid interest.

Alternative Policy Loan Factor

The factor used to calculate the Maximum Alternative Policy Loan Balance. The Alternative Policy Loan Factor on the Date of Issue is shown on the Policy Specifications Page. Lincoln Life will determine the Alternative Policy Loan Factor from time to time based on the policyholder's investment allocation across the Fixed and Variable Sub-Accounts, on fixed income and equity market conditions, and on the prevailing interest rate environment. An investment allocation which contains riskier, more volatile Sub-Accounts will have a lower Alternative Policy Loan Factor. A conservative allocation will have a higher Alternative Policy Loan Factor. If the fixed income and equity markets are experiencing higher than expected volatility, the Alternative Loan Factor may be decreased. If prevailing interest rates are such that Lincoln Life cannot recover the cost of extending loans under this rider, the Alternative Loan Factor may be set to zero.

Total Loan Balance

The total amount of all outstanding loans, whether made under the Loan Provisions of the Policy or under the terms of this Rider. The Total Loan Balance may not exceed 90% of the Total Account Value of the Policy.

                                     GENERAL

Overview

This Rider adds an Alternative Policy Loan to the Policy that may be taken in addition to, or in lieu of any loan taken as described under the Loan Provisions of the Policy.

Alternative Policy Loan

The Owner may request to take an Alternative Policy Loan if the Policy has a Surrender Value. If the loan request does not specify the type of loan requested, the loan will be treated as a request for a loan under the Loan Provisions of the Policy. Lincoln Life will grant an Alternative Policy Loan against the Policy as long as:

a.   a loan agreement is properly executed;

b    an assignment of the Policy to Lincoln Life is properly made; and

c. the Alternative Policy Loan Balance does not exceed the Maximum Alternative Policy Loan Balance.

The amount of the Alternative Policy Loan will be paid to the Owner within seven
(7) days of Lincoln Life's receipt of such request. Lincoln Life may be permitted to defer the payment of amounts as specified under General Provisions of the Policy.

Maximum Alternative Policy Loan Balance

On each Valuation Day, the Maximum Alternative Loan Balance is determined by multiplying the Alternative Policy Loan Factor by the sum of the Fixed Account Value and the Variable Account Value.

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If the Alternative Policy Loan Balance exceeds the Maximum Alternative Policy
Loan Balance on a Monthly Anniversary Day, the Alternative Policy Loan Balance will be reduced by the result of a) minus b) divided by c) where:

     a)   is the Alternative Policy Loan Balance;

     b)   is the Maximum Alternative Policy Loan Balance; and

     c)   is (1 minus the Alternative Policy Loan Factor).

This amount will then be transferred from the Fixed Account and Variable Sub-Accounts to the Loan Collateral Account on a proportional basis. If the Alternative Policy Loan Balance exceeds the Maximum Alternative Policy Loan Balance by more than five percent (5%) of the Maximum Alternative Policy Loan Balance on a day other than a Monthly Anniversary Day, the amount will be transferred on that day.

Transfers from the Fixed Account and Variable Sub-Accounts to the Loan Collateral Account when the Alternative Policy Loan Balance exceeds the Maximum Alternative Policy Loan Balance will not be counted as one of the first 24 transfers permitted within a Policy Year at no charge.

Total Loan Balance Repayment

The Total Loan Balance will be reduced by the amount of any repayment of the Alternative Policy Loan or loans made under the Loan Provisions of the Policy. Any repayment of Indebtedness, other than loan interest, will be applied first to the Loan Balance under the Policy unless the Owner and Lincoln Life agree otherwise In Writing. Once the Loan Balance under the Policy is paid, the repayment amount will be applied to any Alternative Loan Balance under this Rider.

Interest Rate Charged on Alternative Policy Loan Balance

The interest rate charged on the Alternative Policy Loan Balance is based on a published monthly average. The maximum Monthly Average will be "Moody's Corporate Bond Yield Average - Monthly Average Corporates" as published by Moody's Investors Service, Inc., or any successor to that service.

The interest rate charged on the Alternative Policy Loan Balance during any Policy Year will not exceed the maximum rate for that year. The maximum rate will be the greater of:

1. the published monthly average for the calendar month which ends two (2) months before the month in which the Policy Anniversary occurs; or

2.   the minimum guaranteed interest rate credited to the Fixed Account, plus
     1.25%.

Lincoln Life may change the interest rate charged on the Alternative Policy Loan Balance during the Policy Year, however the rate will never exceed the maximum interest rate allowed by law or regulation of the jurisdiction where the Policy is delivered.

Lincoln Life will notify the Owner of the current Alternative Policy Loan interest rate at the time the Alternative Policy Loan is requested. Lincoln Life will notify the owner, In Writing, within thirty (30) days if there is a change in the loan interest rate applicable to any existing Alternative Loan Balance. The interest rate charged on the Alternative Policy Loan Balance accrues daily and is payable annually on each Policy Anniversary or as otherwise agreed In Writing by the Owner and Lincoln Life. The accrued loan interest amount, if not paid, will be added to the Alternative Loan Balance.

Transfer of Alternative Policy Loan Balance

The Owner may request, In Writing, to transfer all, or a portion of the Alternative Policy Loan Balance amount to the Loan Balance under the Policy.

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Transfer of Loan Balance under the Policy

The Owner may request In Writing to transfer all, or a portion, of the Loan Balance amount to the Alternative Policy Loan Balance as long as such request does not cause the Alternative Policy Loan Balance to exceed the Maximum Alternative Policy Loan Balance.

                                     The Lincoln National Life Insurance Company


                                     /s/ Illegible
                                     -------------------------------------------
                                                [President]

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